OFFER TO LEASE

BETWEEN:	Chalk Media Service Corp. a company duly incorporated under the laws of the Province of British Columbia, having an office at 2nd floor 1071 Mainland St, Vancouver British Columbia
(“Tenant”)

AND:	Ross Ventures Ltd. a company duly incorporated under the laws of the Province of New Brunswick, having offices at 35 Colter Court, Fredericton New Brunswick, E3B 1X7
(“Landlord”)

We Chalk Media Service Corp. (“Tenant”) offer to lease from Ross Ventures Ltd ("Landlord") 2334 square feet more or less ("Premises"), ("Building") located at 120 Carleton Street, Fredericton N.B. on the following terms:

1.	Commencement Date

The Commencement Date ("Commencement Date") of the Term will be on or before the 1st day of September 2006.

2.	Rent

The rent will be payable monthly on the first day of each and every month of the term commencing September 1, 2006 as follows:

Year(s)	Square Footage	Rent per Sq.Ft. Of Floor Area	Annual Net Rent	Monthly Instalments (plus HST)	Monthly Additional Rent ($8.75 psf)

1	2334	$12.50	$29,175	$2,431.25	$8.75 + Janitorial
2	2334 + 1666	$13.00	$41,171	$2,528.50 1st 6 months then $4,333.33 for the last 6 months of year 2.	“
3	2334 +1666	$13.50	$54,000	$4,500.00	“
4	2334 + 1666	$14.00	$56,000	$4,666.66	“
5	2334 + 1666	$14.50	$58,000	$4,833.33	“

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3.	Term

The Term ("Term") of the lease will be for Five (5) years commencing on the Commencement Date and ending on August 31, 2011.

From September 1, 2006 to February 2008 rental area of 2334 sq. feet of space. From March 1, 2008 to August 31, 2011 rental area of 4,000 sq. feet of space.

4.	Option to Renew

If the Tenant is not and has not been in default of its obligations under the Lease, the Tenant will be entitled to renew the Lease for one term of Five (5) years as set out herein provided that the Tenant delivers to the Landlord written notice of its election to so renew not more than Nine months and not less than Six months, prior to the expiration of the Term. The renewal of said Lease will be on the same terms and conditions as the Lease, except for the rent, net free rent, any tenant inducements and any further right to renew. Should the Landlord and Tenant be unable to agree on a rental rate for the renewal term, said rate will be determined by arbitration in accordance with the Arbitration Act for British Columbia then in force for similar improved premises in a similar location at the time of renewal. Notwithstanding anything contained in this clause, the rent for the renewal term will in no event be less than the basic rent in the last lease year of the Term.

4. a	Exit Clause

After 3 years if the Tenant’s growth is greater then the building space and the Landlord has no reasonable alternatives within other buildings owned by the Landlord, the Tenant will be allowed to vacate the premises by giving a 6 month notice period and a penalty to be paid of the difference between $14.50 per foot and the rent charged over the tenancy and payment at a rate of $14.50 for the two (2) month free rent period offered on the 1666 foot area of the second floor.

5.	Use

The Tenant will use the Premises solely for an office.

6.	Net Rent

The lease will be absolutely net and, the Tenant will pay its Proportionate Share of all Operating Expenses (“Operating Expenses”) as defined in the Landlord’s standard form Lease. The 2006 estimated Common Costs are $ 8.75 per sq.ft.. The Operating Expenses does not include in-suite janitorial.

The Landlord will provide a copy of the Operating Expense breakdown. The Landlord will at the end of each fiscal year present to the Tenant a reconciliation of operating costs.

7.	Security Deposit

The tenant shall pay to the Landlord a deposit of $5,000 payable at the time of execution of the lease. This deposit shall be held by the Landlord for the term of the lease. Providing the leased premises is in reasonable condition save for normal wear and tear the deposit shall be used towards the last months rent.

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8.	Lease

The Landlord will deliver to the Tenant three (3) copies of the Lease with the blanks therein completed at least 5 business days after mutual acceptance of this offer. Within five days after receipt, the Tenant will execute and return all copies of the Lease to the Landlord with a copy of the Certificate of Incorporation of the Tenant. The Landlord will not be obliged to deliver the Lease to the Tenant in form acceptable for registration. The Landlord will execute the Lease and will deliver a copy of same to the Tenant within a reasonable time after execution and delivery of same by the Tenant to the Landlord. The Tenant must execute and deliver the Lease to the Landlord prior to the taking of possession of the Premises. Upon execution and delivery of the Lease, the Lease will constitute the entire agreement between the Landlord and Tenant and the terms of this or any other verbal or written agreement will not survive.

9.	Entire Agreement

Except as expressly set out herein, there are no collateral or other representations, warranties, conditions or agreements of the Landlord and none will be implied

10.	Binding Agreement

This offer and the Landlord's acceptance hereof will constitute a binding agreement by the parties to enter into the Lease and to abide by the terms and conditions herein and therein contained. Such agreement may not be assigned or otherwise transferred by the Tenant. If there are two or more tenants hereunder, the liability of such Tenants will be joint and several hereunder and under the Lease.

12.	Time of Essence

Time will be of the essence of this Offer.

13.	Notice

Prior to the Commencement Date, the addresses of the Landlord and Tenant for notices will be as follows:

Landlord:
Ross Ventures Ltd.
35 Colter Court
Fredericton NB E3B 1X7 Fax 1-506-458-5088

Tenant:
Chalk Media Service Corp.
2 nd floor - 1071 Mainland Street,
Vancouver British Columbia

and any such notice will be deemed to be received by the party to whom it was addressed on the fifth business day after the date on which it was mailed by prepaid registered post or other alternate delivery service, if delivered by hand then upon

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delivery. In the event of an existing or impending problem that might adversely affect the operations of the postal service, then an alternative satisfactory means of delivery must be employed.

14.	Early Occupation by Tenant

Providing this offer to lease has been signed by the Landlord and Tenant and the Tenant Subject Clause in Schedule “A” has been removed in writing the Landlord will allow the Tenant to occupy the leased premise anytime before September 1, 2006 at no charge in order to facilitate the Tenants desire to make use of the space ASAP. The Landlord has agreed to lay the carpet after the move into the premises if required in order to facilitate the Tenants needs. It is understood the there will be a limited amount of furniture to be moved.

15.	Facsimile Acceptance

Acceptance of this Offer may be communicated by facsimile transmission of an accepted offer or by delivery of such a facsimile without limiting other methods of communicating acceptance available to the parties.

16.	Condition of Premises

As is, where is, except as set out in Schedule "A" attached hereto.

17.	Special Clause:

Schedules “A” form a part of this Offer.

18.	Sublet Clause:

The Tenant may assign or sublet all or portion of the leased premises with written permission from the Landlord. Landlord approval for assignment or sublet of the premises may not be unreasonably withheld.

19.	Free Rent

The Landlord will provide a two (2) month free base rent period on the 1666 square foot second floor space when the space is taken over by the Tenant.

20.	Financial Strength of Tenant

The Landlord's obligations under this Agreement are subject to the determination by the Landlord, in it’s sole discretion, that the Tenant has sufficient financial strength to perform all of its obligations under the Offer to Lease and the Lease. Within Three (3) days of acceptance of this Offer by the Landlord, the Landlord shall notify the Tenant of

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what information it requires and the Tenant shall supply the said information to the Landlord. The Landlord shall then have five (5) business days from the date of receipt of such information to make a determination concerning the Tenant's financial strength. The Landlord shall be deemed to be satisfied as to the Tenant's financial strength if the Landlord does not so notify the Tenant in writing within the five (5) business day time limit. If the Landlord does not notify the Tenant within such five (5) business period that it is satisfied with the Tenants financial strength to perform all its obligations under this agreement, then this Agreement shall become null and void and the Deposit shall be returned in full to the Tenant.

21.	Parking

The Tenant shall be granted 2 parking stalls and have the option of purchasing up to 5 additional parking stalls dependant on the proportionate amount of space within the building occupied by the tenant.

22.	Time for Acceptance

This Offer will be open for acceptance by the Landlord until 4 o'clock p.m. local time on

Tuesday August 22, 2006.

DATED this 31st day of August, 2006

Chalk Media Service Corp.

Per:	/s/ “Kris Sutherland” /s/
Authorized Signatory

The Landlord hereby accepts the within offer to Lease this ______day of July 2006.

________________________

Per:	/s/ “signed” /s/
Authorized Signatory

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SCHEDULE "A"

Referred to in annexed Offer to Lease
Between
______________________________
(“Landlord")
And
Chalk Media Service Corp.
("Tenant")

1.	Landlord’s Improvements:

The Landlord at its cost, shall complete the following improvements to the building and premises:

	(a)	Install new carpeting throughout the leased space
	(b)	Perform any required touchups inside and outside the building on the walls.
	(c)	Paint the downstairs boardroom
	(d)	Paint the upstairs level.
	(e)	If required place a security door inside the side entry if a tenant moves into the upstairs level.
	(f)	Reprogram the security system and provide 5 swipe cards to the Tenant.

The Landlord will use best efforts to have the improvements completed prior to the commencement date.

2.	Tenant’s Improvements:

The Landlord agrees to allow the Tenant to do internal changes to the building. These "changes" shall comply with all regulatory authorities and must adhere to the applicable clauses in the Landlord’s standard form Lease. Any and all improvements to the premises must have prior written approval from the Landlord.

3.	Landlord’s Warranty:

The Landlord hereby warrants the existing plumbing, electrical, heating HVAC and mechanical systems in the base building will be in good working order on the commencement date. The Tenant will be responsible to confirm the adequacy of any existing plumbing, electrical, heating and mechanical systems in the premises.

4.	Tenants Subject Clause:

This offer shall be subject to the Tenant confirming:

	(a)	The Tenants lawyer reviewing and approval of the formal lease document
	(b)	The Tenant confirming and approving a space plan, and the cost and planning of all tenant improvements
	(c)	The tenant reviewing and confirming the Landlords Operating Expenses estimate
	(d)	The viability of obtaining all necessary permits, including a business license and Tenant Insurance.
	(e)	Board of Directors Approval

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This subject clause is for the sole benefit of the Tenant is his sole discretion. If this subject clause is not removed in writing within 15 business days of acceptance of this Offer to Lease, shall become null and void and the deposit returned in full to the Tenant.

5.	Improvement Removal:

Upon the termination of the said lease agreement, the Tenant at the Landlord's option hereby agrees with the Landlord to remove all Tenant Improvements and to bring the premises back to original condition; such cost of removal of Tenant Improvements shall be the responsibility of the Tenant and shall take place prior to the expiry of the Lease.

6.	Special Equipment:

The Tenant shall be responsible for the installation, operation and maintenance of any special equipment required by its occupancy, including telephone, computers and special communications facilities.

7.	Permits and Licenses

It is the Tenant's responsibility to secure all the necessary building permits and approvals required by the City of Fredericton for the Tenant’s leasehold improvements. Such permits must be secured before any such work shall commence on the premises. The Tenant shall also be responsible for making application for certificate of occupancy as required by the City of Fredericton. The Tenant shall, upon completion of the above, provide the Landlord with copies of all permits, engineering reports, surveys and applicable licenses in its possession.

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